                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
          (AMENDMENT NO. 4 WITH RESPECT TO GEORGE W. MATHEWS, JR.)


                            INTERMET CORPORATION
--------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 45881K-10-4
           --------------------------------------------------------
                               (CUSIP Number)

                           G. William Speer, Esq.
                     Powell, Goldstein, Frazer & Murphy
                    Sixteenth Floor, 191 Peachtree Street
                           Atlanta, Georgia 30303
                               (404) 572-6722
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                               October 1, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [x].
[With respect to Jane Kerr Mathews only]

Check the following box if a fee is being paid with the statement [x]. A filing fee is being paid with respect to the filing persons other than George
W. Mathews, Jr., who paid a filing fee upon his initial filing of Schedule 13D.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                              Page 1 of 14 Pages

                                 SCHEDULE 13D




CUSIP No. 45881K-10-4                                     Page  2  of  14  Pages
          -----------                                          ---    ----

-----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        George W. Mathews, Jr.
-----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[ ]


-----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                        4,551,098
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       31,000
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                         3,500,141
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        956,052
-----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,551,098
-----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18.4%
-----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
-----------------------------------------------------------------------------------------------------------------------------
                                              * SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D




CUSIP No. 45881K-10-4                                    Page  3  of  14 Pages
          -----------                                         ---    ----

-----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jane Kerr Mathews
-----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[ ]


-----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A. and Ireland
-----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                        723,300 (as trustee)
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       0
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                         723,300 (as trustee)
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        0
-----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
-----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]

        723,300
-----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
-----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
-----------------------------------------------------------------------------------------------------------------------------
                                              * SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D




CUSIP No. 45881K-10-4                                      Page  4  of  14 Pages
          -----------                                           ---    ----

-----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Kathleen M. Hohlstein
-----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[ ]


-----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                        254,125
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       2,600
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                         254,125
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        2,600
-----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        256,725
-----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.0%
-----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
-----------------------------------------------------------------------------------------------------------------------------
                                              * SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D




CUSIP No. 45881K-10-4                                      Page  5  of  14 Pages
          -----------                                           ---    ----

-----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Christopher D. Hohlstein
-----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[ ]


-----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                        36,000
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       2,600
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                         36,000
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        2,600
-----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        38,600
-----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.2%
-----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
-----------------------------------------------------------------------------------------------------------------------------
                                              * SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D




CUSIP No. 45881K-10-4                                     Page  6  of  14  Pages
          -----------                                          ---    ----

-----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Kathleen W. Mathews Accumulation Trust
-----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[ ]


-----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                        361,650
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       0
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                         361,650
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        0
-----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        361,650
-----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.5%
-----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
-----------------------------------------------------------------------------------------------------------------------------
                                              * SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D




CUSIP No. 45881K-10-4                                      Page  7  of  14 Pages
          -----------                                           ---    ----

-----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        George W. Mathews, III
-----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[ ]


-----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                        256,725
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       0
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                         256,725
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        0
-----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        256,725
-----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.0%
-----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
-----------------------------------------------------------------------------------------------------------------------------
                                              * SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D




CUSIP No. 45881K-10-4                                     Page  8  of  14 Pages
                                                               ---    ----

-----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        George W. Mathews, III Accumulation Trust
-----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[ ]


-----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                        361,650
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       0
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                         361,650
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        0
-----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        361,650
-----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]

        Not Applicable
-----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.5%
-----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        00
-----------------------------------------------------------------------------------------------------------------------------
                                              * SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Statement on Schedule 13D (the "Statement") is filed on behalf of the following filing persons (the "Filing Persons"): George W. Mathews, Jr. ("Mr. Mathews"), Jane Kerr Mathews ("Mrs. Mathews"), Kathleen M. Hohlstein ("Mrs. Hohlstein"), Christopher D. Hohlstein ("Mr. Hohlstein"), the Kathleen W. Mathews Accumulation Trust created by agreement dated December 21, 1976 (the "KWM Trust"), George W. Mathews, III ("Mr. Mathews, III"), the George W. Mathews, III Accumulation Trust created by agreement dated December 21, 1976 (the "GWM, III Trust"). With respect to Mr. Mathews, this Statement constitutes Amendment No. 4 to the Statement on Schedule 13D, as amended, previously filed by Mr. Mathews.


ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Common Stock, $0.01 par value (the "Common Stock"). The name of the issuer of such securities is Intermet Corporation (the "Company") and the address of its principal executive offices is 2859 Paces Ferry Road, Suite 1600, Atlanta, Georgia 30339.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by the aforementioned Filing Persons. The business address of each of the Filing Persons is c/o Geo. Mathews & Associates, Inc., 2859 Paces Ferry Road, Suite 1750, Atlanta, Georgia 30339. The present principal occupation of each of the Filing Persons who are natural persons and the name of any organizations in which such employment is conducted are set forth on Appendix I hereto, which is hereby incorporated by reference herein.

         During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the Filing Persons, excluding the Trusts, are United States citizens. In addition, Mrs. Mathews is also a citizen of Ireland. The Trusts were created under Georgia law.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         This Statement does not report an acquisition of the Common Stock, but rather is filed pursuant to Rule 13d-1(b)(3) and Rule 13d-2 promulgated under the Act to report the Filing Persons' proposals regarding the potential acquisition of the Company. The source and amount of funds for previous acquisitions of the Common Stock by Mr. Mathews are described in Mr. Mathews' previous





                              Page 9 of 14 Pages

Schedule 13D filings. On February 28, 1995, Mr. Mathews exercised stock options previously granted by the Company to acquire 16,000 shares of Common Stock for an aggregate purchase price of approximately $96,000 funded by Mr. Mathews' personal funds. Substantially all of the Common Stock held by the Filing Persons other than Mr. Mathews was acquired by gifts from Mr. Mathews.


ITEM 4.  PURPOSE OF TRANSACTION.

         On October 1, 1995, GWM, Inc., ("GWM, Inc.") and Kelso & Company,
L.P. ("Kelso") delivered a letter (the "Proposal Letter") to the Board of Directors of the Company relating to a proposal by GWM, Inc. and Kelso to acquire all of the outstanding Common Stock (other than certain shares held by the Filing Persons) in a cash merger. Mr. Mathews is the sole shareholder of GWM, Inc. A copy of the Proposal Letter is filed herewith as Exhibit 99.1 and is hereby incorporated by reference herein. Mr. Mathews and Kelso have advised John Doddridge, Chairman and Chief Executive Officer of the Company, of their desire that Mr. Doddridge continue to serve as Chairman and Chief Executive Officer in the event an acquisition is consummated.

         In the event that the proposed merger or other acquisition of all of the outstanding Common Stock were consummated, the Filing Persons do not propose material changes in management of the Company, except that it is anticipated that the composition of the board of directors would be altered to consist of designees of the Filing Persons, designees of Kelso, and independent directors. In addition, in the event a merger or other acquisition were consummated, it is anticipated that the Common Stock would be delisted from the New York Stock Exchange and that the long-term debt of the Company would be increased to finance the acquisition.

         Except as indicated herein or as may be provided in a definitive merger or acquisition agreement, the Filing Persons have no present plans or proposals (although they reserve the right to develop such plans or proposals in the future) which relate to or would result in:

         a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         e. Any material change in the present capitalization or dividend policy of the Company;





                             Page 10 of 14 Pages

         f. Any other material change in the Company's business or corporate structure;

         g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

         i.   Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The Filing Persons may constitute a "group" within the meaning of
Section 13(d) of the Act and Rule 13d-5 thereunder, and such group may therefore be deemed to beneficially own an aggregate of 5,823,848 shares of Common Stock, representing approximately 23.6% of the outstanding shares of Common Stock. Percentages set forth herein are based upon 24,701,874 shares of Common Stock outstanding, as reported in the Company's most recent Quarterly Report on Form 10-Q.

         Mr. Mathews is the beneficial owner of 4,551,098 shares of Common Stock, representing approximately 18.4% of the outstanding shares of Common Stock. Mr. Mathews has the sole power to vote the shares owned by him, except for 31,000 shares held by Trust Company Bank as trustee for Mr. Mathews under the will of Mildred Watts Shorter (the "MWS Shares"), as to which he has shared voting power. Mr. Mathews has sole power to dispose of all of the Common Stock owned by him, except for the 31,000 MWS Shares, 94,905 shares held by the Intermet Employee Stock Ownership Plan and 925,052 shares which are pledged to Trust Company Bank of Columbus, N.A. as security for a personal line of credit, as to which he has shared dispositive power. No transactions were effected by Mr. Mathews in the previous sixty day period. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. Mathews.

         Mrs. Mathews is the trustee of the KWM Trust and the GWM, III Trust (collectively, the "Trusts"). Mrs. Mathews disclaims beneficial ownership of the 723,300 shares of Common Stock held by the Trusts. Mrs. Mathews, in her capacity as trustee, has the sole power to vote and to dispose of all of the Common Stock owned by the Trusts. No transactions were effected by Mrs. Mathews in the previous sixty day period. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the Trusts.

         Mrs. Hohlstein is the beneficial owner of 256,725 shares of Common Stock, representing approximately 1.0% of the outstanding shares of Common Stock. Except for 2,600 shares of Common Stock held jointly with Mr. Hohlstein, Mrs. Hohlstein has the sole power to vote and to dispose of all of the Common Stock owned by her. No transactions were effected by Mrs. Hohlstein in the previous





                             Page 11 of 14 Pages
sixty day period. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mrs. Hohlstein.

         Mr. Hohlstein is the beneficial owner of 38,600 shares of Common Stock, representing approximately 0.2% of the outstanding shares of Common Stock. Except for 2,600 shares of Common Stock held jointly with Mrs. Hohlstein, Mr. Hohlstein has the sole power to vote and to dispose of all of the Common Stock owned by him. No transactions were effected by Mr. Hohlstein in the previous sixty day period. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. Hohlstein.

         Mr. Mathews, III is the beneficial owner of 256,725 shares of Common Stock, representing approximately 1.0% of the outstanding shares of Common Stock. Mr. Mathews, III has the sole power to vote and to dispose of all of the Common Stock owned by him. No transactions were effected by Mr. Mathews, III in the previous sixty day period. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. Mathews, III.

         The KWM Trust is the beneficial owner of 361,650 shares of Common Stock, representing approximately 1.5% of the outstanding shares of Common Stock. Mrs. Mathews, in her capacity as trustee of the KWM Trust, has the sole power to vote and to dispose of all of the Common Stock owned by the KWM Trust. No transactions were effected by the KWM Trust in the previous sixty day period. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the KWM Trust.

         The GWM, III Trust is the beneficial owner of 361,650 shares of Common Stock, representing approximately 1.5% of the outstanding shares of Common Stock. Mrs. Mathews, in her capacity as trustee of the GWM, III Trust, has the sole power to vote and to dispose of all of the Common Stock owned by the GWM, III Trust. No transactions were effected by the GWM, III Trust in the previous sixty day period. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the GWM, III Trust.

         Except as indicated to the contrary herein, each of the Filing Persons disclaims beneficial ownership of Common Stock beneficially owned by the other Filing Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Mathews is the spouse of Mrs. Mathews and the father of Mrs. Hohlstein and Mr. Mathews, III, Mr. Hohlstein is the spouse of Mrs. Hohlstein. Mrs. Mathews is the Trustee of the KWM Trust and the GWM, III Trust, which are for the benefit of Mrs. Hohlstein and Mr. Mathews, III, respectively. As a result of their family relationship, the Filing Persons may be deemed to constitute a "group." Each





                             Page 12 of 14 Pages
of the Filing Persons intends to support the proposal to acquire the Company summarily outlined in the Proposal Letter.

         In connection with a personal line of credit, Mr. Mathews has pledged 925,052 shares of Common Stock to Trust Company Bank of Columbus, N.A. pursuant to a note with standard default provisions.

         Except as indicated herein, the Filing Persons have not entered into any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1. Letter dated October 1, 1995 to the Board of Directors of Intermet Corporation.

         Exhibit 99.2.       Joint Filing Agreement and Power of Attorney.


SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     October 3, 1995                        /s/ George W. Mathews, Jr.
-------------------------            ------------------------------------------
         Date                                        Signature


                                     Name:         George W. Mathews       , as
                                             ------------------------------
                                             Attorney-in-Fact pursuant to power
                                             of attorney filed herewith





                             Page 13 of 14 Pages

                                   APPENDIX I

         The present principal occupation or employment of the Filing Persons who are natural persons and the name of any organization in which such employment is conducted are set forth below:

                                                   Present and Principal
         Filing Person                             Occupation or Employment
         -------------                             ------------------------
         George W. Mathews, Jr.                    President, Geo. Mathews &
                                                   Associates, Inc.; previously
                                                   served as Chairman of the Board
                                                   of Directors and Chief Executive
                                                   Officer of Intermet Corporation

         Jane Kerr Mathews                         Writer


         Kathleen M. Hohlstein                     Personal Investments


         Christopher D. Hohlstein                  Controller, CPM Division of
                                                   Intermet Corporation

         George W. Mathews, III                    Personal Investments




                             Page 14 of 14 Pages